Lotta's Laundry

Profit and Loss

August - December, 2024

	TOTAL
Income	
Sales	22,444.86
Total Income	**$22,444.86**
GROSS PROFIT	**$22,444.86**
Expenses	
Advertising & marketing	1,279.94
SMS Text Message Marketing	85.18
Total Advertising & marketing	**1,365.12**
Building Expenses (Modifications to Space)	135.05
Charitable Contributions	235.00
General business expenses	
Bank fees & service charges	151.00
Memberships & subscriptions	786.03
Uniforms	21.59
Total General business expenses	**958.62**
Meals	173.39
Meals with clients	77.08
Total Meals	**250.47**
Office expenses	
Office supplies	387.77
Shipping & postage	14.60
Small tools and equipment	27.28
Software & apps	357.69
Total Office expenses	**787.34**
Supplies	
Core Supplies (Bleach)	14.91
Core Supplies (Customer Bags)	349.40
Core Supplies (Detergent)	167.52
Core Supplies (Dirty Labs — Enzyme Booster)	114.00
Core Supplies (Drying Room)	83.65
Core Supplies (every order supplies)	120.62
Core Supplies (Facility Cleaning Supplies)	733.44
Core Supplies (Lint Rollers)	11.69
Core Supplies (Oxygen Whitener)	62.65
Core Supplies (Stain Remover)	253.02
Core Supplies (Start Up Costs — i.e. scale, hampers, containers, tables, dryer balls, delicate bags)	70.80
Custom Bag Manufacturing & Ordering	44.99
Plastic Bags	53.59
Total Supplies	**2,080.28**

Lotta's Laundry

Profit and Loss

August - December, 2024

	TOTAL
Taxes paid	84.30
WA Taxes Paid	1,148.39
Total Taxes paid	**1,232.69**
Utilities	
Electricity	
Electricity Business Usage — 35%	125.07
Electricity Personal Usage — 65%	232.26
Total Electricity	**357.33**
Water & sewer	
Water Business Usage — 35%	528.68
Water Personal Usage — 65%	365.29
Total Water & sewer	**893.97**
Total Utilities	**1,251.30**
Total Expenses	**$8,295.87**
NET OPERATING INCOME	**$14,148.99**
Other Expenses	
Vehicle expenses	
Parking & tolls	19.70
Vehicle gas & fuel	141.61
Vehicle repairs	8.00
Vehicle wash & road services	214.30
Total Vehicle expenses	**383.61**
Total Other Expenses	**$383.61**
NET OTHER INCOME	**$ -383.61**
NET INCOME	**$13,765.38**

Lotta's Laundry

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (4933) - 1	6,643.71
Total Bank Accounts	**$6,643.71**
Total Current Assets	**$6,643.71**
TOTAL ASSETS	**$6,643.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Central Bill Account - 7986 - 2	3,034.77
E. PERRA (7197) - 1	983.66
Total Credit Cards	**$4,018.43**
Total Current Liabilities	**$4,018.43**
Total Liabilities	**$4,018.43**
Equity	
Opening balance equity	326.57
Owner draws	-9,214.66
Owner investments	46.37
Personal expenses	-473.38
Retained Earnings	
Net Income	11,940.38
Total Equity	**$2,625.28**
TOTAL LIABILITIES AND EQUITY	**$6,643.71**

Lotta's Laundry

Statement of Cash Flows

August - December, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	13,765.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Central Bill Account - 7986 - 2	1,159.52
E. PERRA (7197) - 1	983.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,143.18**
Net cash provided by operating activities	**$15,908.56**
FINANCING ACTIVITIES	
Opening balance equity	326.57
Owner draws	-9,214.66
Owner investments	46.37
Personal expenses	-423.13
Net cash provided by financing activities	**$ -9,264.85**
NET CASH INCREASE FOR PERIOD	**$6,643.71**
CASH AT END OF PERIOD	**$6,643.71**